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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

I. C. Isaacs & Company, Incorporated
(Name of Issuer)
COMMON STOCK, PAR VALUE $.0001
(Title of Class of Securities)
464192103
(CUSIP Number)
May 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	464192103	Page	2	of	8

1	NAMES OF REPORTING PERSONS: PAR Investment Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		841,900 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		841,900 COMMON STOCK, par value $.0001

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

841,900 COMMON STOCK, par value $.0001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.85% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	464192103	Page	3	of	8

1	NAMES OF REPORTING PERSONS: PAR Group, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		841,900 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		841,900 COMMON STOCK, par value $.0001

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

841,900 COMMON STOCK, par value $.0001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.85% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	464192103	Page	4	of	8

1	NAMES OF REPORTING PERSONS: PAR Capital Management, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		841,900 COMMON STOCK, par value $.0001

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		841,900 COMMON STOCK, par value $.0001

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

841,900 COMMON STOCK, par value $.0001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.85% COMMON STOCK, par value $.0001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

I.C. Isaacs & Company, Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

475 10th Avenue
9th Floor
New York, NY 10018

Item 2(a).	Names of Person Filing:

PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:

PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

COMMON STOCK, PAR VALUE $.0001

Item 2(e).	CUSIP Number:

464192103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:
(a)	Amount Beneficially Owned:
841,900 COMMON STOCK, PAR VALUE $.0001
(b)	Percent of Class:
6.85% COMMON STOCK
(c)	Number of shares as to which such person has:
(i)	841,900 COMMON STOCK, PAR VALUE $.0001

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 841,900 COMMON STOCK, PAR VALUE $.0001

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2007

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Gina DiMento

Gina DiMento, Vice President